Exhibit 99.1

News Release

Brookfield and Fairfield Close $323 Million U.S. Multifamily Real Estate Fund

Toronto, Ontario and San Diego, California, September 25, 2012 –Brookfield Asset Management Inc. and Fairfield Residential Company LLC announce the successful final close of the Brookfield Fairfield U.S. Multifamily Value Add Fund (the Fund) with total commitments of $323 million.

The Fund, which was initially launched with a $250 million target, received strong support from several global institutional investors. In addition, Brookfield committed $50 million to the Fund. Fairfield  manages the Fund, which is pursuing investment opportunities to acquire undervalued or underperforming multifamily apartment properties in infill or supply-constrained locations suitable for renovation, reposition and operational turnaround. The Fund is currently 50% invested. Fairfield is Brookfield’s platform for investments in U.S. multifamily residential properties.

“We believe that the current environment offers attractive investment opportunities as a result of both a limited new supply of apartment properties and strong potential growth in rental demand in major markets across the United States,” said David Arthur, Managing Partner at Brookfield Asset Management. “We are confident that the combination of Fairfield’s multifamily expertise and Brookfield’s sponsorship will enable the Fund to successfully capitalize on these opportunities.”

“We are proud of our tremendous success in raising capital in this tight fundraising environment,” said Greg Pinkalla, Chief Operating Officer of Fairfield. “We believe this is a result of the valuable synergies created by integrating Fairfield’s multifamily platform and expertise with Brookfield’s investment and asset management discipline.”

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Brookfield Asset Management Inc. is a global alternative asset manager with over $150 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA.

Fairfield Residential is a leading U.S. multifamily real estate operating company that provides acquisitions, entitlement, development, construction, redevelopment, property and asset management, and disposition services to its clients. Fairfield is a fully integrated operator and manager specializing in the acquisition and development of multifamily investments in major U.S. markets via core, value-add and opportunistic strategies.

For more information, please visit our web sites at www.brookfield.com or www.fairfieldresidential.com or contact:

Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369 – 8246 Fax: (416) 363 – 2856 Email: Katherine.vyse@brookfield.com

Trey Stafford Vice President, Portfolio Management Fairfield Residential Tel: (858) 626-8303 Fax: (858) 625-8678 Email: tstafford@ffres.com

Forward-Looking Statements

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The word “intends” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements in regards to the use of proceeds of the preferred share issue described in this news release. Although Brookfield Asset Management believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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